Exhibit 1

Elbit Systems Emirates Awarded $53 Million Contract to Supply
DIRCM and Airborne EW Self Protection Systems to the UAE

 Haifa, Israel, January 3, 2022 – Elbit Systems Ltd. (NASDAQ: ESLT, TASE: ESLT) (“Elbit Systems” or the "Company”) announced today that its subsidiary in the United Arab Emirates (“UAE”), Elbit Systems Emirates Limited (“Elbit Systems Emirates”), was awarded an approximately $53 million contract to supply Direct Infrared Countermeasures (“DIRCM”) and airborne Electronic Warfare (“EW”) systems for the Airbus A330 Multi-Role Tanker Transport aircraft of the UAE Air Force. The contract will be performed over a five-year period.

Under the contract, Elbit Systems Emirates will deliver a multi-turret configuration of the J-MUSIC™ Self-Protection System together with the Company’s Infra-Red-based Passive Airborne Warning System, providing high levels of protection and redundancy. The Company’s DIRCM systems have accumulated more than 350,000 operational flight hours to date, and are installed onboard more than 25 types of aircraft. The Company is witnessing a growing demand for this type of self-protection capabilities in light of the rising threat that aircraft face from shoulder fired anti-aircraft missiles.

Elbit Systems views the UAE as an important market and believes that this contract award further highlights the technological advantage and maturity of the solutions offered by the Company in this field.

About Elbit Systems

Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land, and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.

For additional information visit: elbitsystems.com, follow us on: Twitter, LinkedIn, Facebook or visit our official YouTube Channel.

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2946403
rami.myerson@elbitsystems.com

David Vaaknin, VP, Brand & Communications
Tel: +972-77-2946691
david.vaaknin@elbitsystems.com
IR Contact: Ehud Helft Gavriel Frohwein GK Investor Relations Tel: 1-646-688-3559 elbitsystems@gkir.com

This press release contains forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward-looking statements are based on management’s expectations, estimates, projections and assumptions.  Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.